Term Sheet
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 141-I dated June 2, 2008

Term Sheet to
Product Supplement No. 141-I
Registration Statement No. 333-130051
Dated June 2, 2008; Rule 433

JPMorganChase 🞅

Structured Investments	JPMorgan Chase & Co. $

Return Enhanced Notes Linked to an Equally Weighted Basket Consisting of the JPMorgan Income^{FX2} Strategy and the JPMorgan Income^{EM} Strategy due July 2, 2013

General
- The notes are designed for investors who seek an uncapped return that will not be less than 2.30 or greater than 2.60 times the appreciation of an equally weighted basket consisting of the JPMorgan Income^{FX2} Strategy and the JPMorgan Income^{EM} Strategy as described below. Investors should be willing to forgo interest and dividend payments and, if the Basket declines, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing July 2, 2013†.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about June 27, 2008 and are expected to settle on or about July 2, 2008.

Key Terms

Basket: The notes are linked to an equally weighted basket consisting of the JPMorgan Income^{FX2} Strategy ("Income^{FX2}") and the JPMorgan Income^{EM} Strategy ("Income^{EM}") (each a "Basket Strategy," and together, the "Basket Strategies").

Strategy Weightings: Each of the Income^{FX2} and the Income^{EM} are weighted to comprise 50% of the Basket (each a "Strategy Weighting," and collectively, the "Strategy Weightings").

Upside Leverage Factor: The Upside Leverage Factor will be determined on the pricing date and will not be less than 2.30 or greater than 2.60.

Payment at Maturity: If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by the Upside Leverage Factor. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows:

$$\$1{,}000 + [\$1{,}000 \times (\text{Basket Return} \times \text{Upside Leverage Factor})]$$

Your investment will be fully exposed to any decline in the Basket. If the Ending Basket Level declines from the Starting Basket Level, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond the Basket Starting Level. Accordingly, if the Basket Return is negative, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1{,}000 + (\$1{,}000 \times \text{Basket Return})$$

You will lose some or all of your principal at maturity if the Ending Basket Level declines from the Starting Basket Level.

Basket Return:
$$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$$

Starting Basket Level: Set equal to 100 on the pricing date.

Ending Basket Level: The Basket Closing Level on the Observation Date.

Basket Closing Level: The Basket Closing Level on any trading day will be calculated as follows:
100 x [(Strategy Weighting of Income^{FX2} x Ending Strategy Value of Income^{FX2} / Initial Strategy Value of Income^{FX2}) + (Strategy Weighting of Income^{EM} x Ending Strategy Value of Income^{EM} / Initial Strategy Value of Income^{EM})]

Strategy Return: With respect to each Basket Strategy, on the Observation Date:
$$\frac{\text{Ending Strategy Value} - \text{Initial Strategy Value}}{\text{Initial Strategy Value}}$$

Initial Strategy Value: With respect to each Basket Strategy, the Strategy closing value on the Pricing Date.

Ending Strategy Value: With respect to each Basket Strategy, the Strategy closing value on the Observation Date.

Observation Date: June 27, 2013†

Maturity Date: July 2, 2013†

CUSIP: 48123M6K3

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 141-I.

Investing in the Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. 141-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under "Use of Proceeds" in product supplement no. 141-I, the information in the footnotes (1) and (2) below controls.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) If the notes priced today and assuming an Upside Leverage Factor of 2.60, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $17.40 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $17.40 and will depend on market conditions on the pricing date. This commission will include the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. In no event will that commission, which may include concessions to be allowed to other dealers, exceed $35.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-52 of the accompanying product supplement no. 141-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 141-I dated June 2, 2008. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 141-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 141-I dated June 2, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208002911/e31823_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 141-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

The JPMorgan Income^{FX2} Strategy and the JPMorgan Income^{EM} Strategy

The JPMorgan Income^{FX2} Strategy ("Income^{FX2}") and the JPMorgan Income^{EM} Strategy ("Income^{EM}") were developed and are maintained by J.P. Morgan Securities Ltd. ("JPMSL" or the "Strategy Calculation Agent"), to replicate the results of a currency trading strategy generally known as "positive carry" with respect to the currencies of certain economically developed nations, in the case of Income^{FX2} , and with respect to the currencies of certain emerging markets nations, in the case of Income^{EM}. A "positive carry" strategy seeks to capitalize on the relationship between certain eligible currency pairs by attempting to earn a return, or "carry," by buying currencies of countries with relatively high interest rates and simultaneously selling currencies of countries with relatively low interest rates. Income^{FX2} synthetically implements this trading strategy by tracking the performance of notional trading positions in the four (4) different currency pairs with the highest absolute "carry-to-risk ratio", subject to a Diversification Rule, as described under "The JPMorgan Income^{FX2} Strategy — Diversification Rule" in the accompanying product supplement. Income^{EM} synthetically implements this trading strategy by tracking the performance of notional trading positions in the five (5) different currency pairs with the highest absolute carry-to-risk ratio. The notional currency trading positions in each Basket Strategy are rebalanced monthly as described in the accompanying product supplement.

The value of Income^{FX2} is published each business day under the Bloomberg ticker symbol "IFXJ2MUS".

The value of Income^{EM} is published each business day under the Bloomberg ticker symbol "IFXJEMUS".

Selected Purchase Considerations

- **UNCAPPED APPRECIATION POTENTIAL —** The notes provide the opportunity to enhance returns by multiplying a positive Basket Return by the Upside Leverage Factor. The actual Upside Leverage Factor will be set on the pricing date and will not be less than 2.30 or greater than 2.60. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **RETURN LINKED TO AN EQUALLY WEIGHTED BASKET CONSISTING OF THE JPMORGAN INCOME^{FX2} STRATEGY AND THE JPMORGAN INCOME^{EM} STRATEGY—** The return on the notes is linked an equally weighted basket consisting of the JPMorgan Income^{FX2} Strategy and the JPMorgan Income^{EM} Strategy. The JPMorgan Income^{FX2} Strategy seeks to implement a currency trading strategy known as "positive carry" with respect to the currencies of certain economically developed nations. Income^{FX2} uses the "positive carry" strategy to capitalize on the return, known as the "carry," that can be earned from buying currencies of countries with high interest rates and simultaneously selling currencies of countries with low interest rates. Income^{FX2} implements this strategy by replicating notional trading positions in four (4) different currency pairs that have the highest absolutely carry-to-risk-ratio. For additional information about Income^{FX2}, see the information set forth under "The JPMorgan Income^{FX2} Strategy" in the accompanying product supplement no. 141-I.

  The JPMorgan Income^{EM} Strategy seeks to implement a currency trading strategy known as "positive carry" with respect to the currencies of certain emerging markets nations. Income^{EM} uses the "positive carry" strategy to capitalize on the return, known as the "carry," that can be earned from buying currencies of countries with high interest rates and simultaneously selling currencies of countries with low interest rates. Income^{EM} implements this strategy by replicating notional trading positions in five (5) different currency pairs that have the highest absolutely carry-to-risk-ratio. For additional information about Income^{EM}, see the information set forth under "The JPMorgan Income^{EM} Strategy" in the accompanying product supplement no. 141-I.

- **ORDINARY OR CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 141-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" that is subject to the Treasury Regulations under Section 988 of the Internal Revenue Code for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as ordinary gain or loss, **unless you make a valid election under Section 988 before the close of the day on which you acquire the notes to treat such gain or loss as capital gain or loss**. Assuming such an election is made, such gain or loss should be long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which may include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. In addition, on December 7, 2007, the IRS also issued a revenue ruling holding that a financial instrument issued and redeemed for U.S. dollars, but providing a return determined by reference to a foreign currency and related market interest rates, is a debt instrument denominated in the foreign currency. We believe that the notes are distinguishable in meaningful respects from the instrument described in the revenue ruling. However, future guidance extending the scope of the revenue ruling could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice and ruling described above.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, either of the Basket Strategies or any of the underlying currencies of the Basket Strategies. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 141-I dated June 2, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —** The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Ending Basket Level as compared to the Starting Basket Level.

- **AN INVESTMENT IN THE NOTES CARRIES THE RISKS ASSOCIATED WITH "POSITIVE CARRY" STRATEGY IMPLEMENTED BY BOTH BASKET STRATEGIES—** A "positive carry" strategy seeks to capitalize on the relationship between several eligible currency pairs by attempting to earn a return, or "carry," by buying currencies of countries with relatively high interest rates and simultaneously selling currencies of countries with relatively low interest rates. The performance of the Basket Strategies will be determined by the implied and realized exchange rates, volatility and interest rates. If the currency pairs chosen on each rebalancing date move against the direction expected by such "positive carry" strategy, the Basket Strategies will perform poorly. There is no assurance that the Income^{FX2} will achieve its target carry, that the Income^{EM} will achieve its target volatility or that the notional trading positions chosen by the Basket Strategies will result in capital appreciation. This negative performance may be amplified by potential leverage employed in the Basket Strategies. No assurance can be given that the investment strategies used to construct the Basket Strategies will be successful or that the Basket Strategies will outperform any alternative basket or strategy that might be constructed from the underlying currencies

- **THE ANNUALIZED VOLATILITY OF THE INCOME^{EM} STRATEGY VALUE MAY NOT ACHIEVE THE TARGET VOLATILITY —** Income^{EM} seeks to maintain a stable level of volatility and achieve a target volatility of 10% per annum. There is no assurance that the annualized volatility of Income^{EM} will in fact achieve the target volatility per annum. The target volatility will only be achieved if future volatility is equal to the average annualized historic volatility of the relevant currency pairs. Moreover, the target volatility is of necessity based on historic volatility which may not remain the case for future time periods.

- **THE BASKET STRATEGIES HAVE A LIMITED OPERATING HISTORY AND MAY PERFORM IN UNEXPECTED WAYS —** Income^{FX2} was launched on September 14, 2007 and Income^{EM} was launched on May 15, 2007. They, therefore, have a limited history. The Strategy Calculation Agent has calculated the returns that hypothetically might have been generated had they been used in the past, but those calculations are subject to many limitations. Unlike historical performance, such calculations do not reflect actual trading, liquidity constraints, fees, and other costs. In addition, the models used to calculate these hypothetical returns are based on certain data, assumptions and estimates. Different models or models using different data, assumptions or estimates might calculate materially different hypothetical performance. In addition, any past performance, hypothetical or otherwise, does not guarantee future performance. Regardless of their hypothetical and historical performance, Income^{FX2} and Income^{EM} could decline below their respective Initial Strategy Values and you could lose some or all of your principal.

- **JPMSL MAY ADJUST ONE OR BOTH OF THE BASKET STRATEGIES IN A WAY THAT AFFECTS THEIR VALUE, AND JPMSL HAS NO OBLIGATION TO CONSIDER YOUR INTERESTS —** JPMSL is responsible for calculating and maintaining the Basket Strategies. JPMSL can delete or substitute the currencies underlying one or both of the Basket Strategies or make other methodological changes that could change the value of one or both of the Basket Strategies. You should realize that the changing of currencies included in a Basket Strategy may affect such Basket Strategy, as a newly substituted currency may perform significantly better or worse than the currency it replaces. Additionally, JPMSL may alter, discontinue or suspend calculation or dissemination of one or both of the Basket Strategies. Any of these actions could adversely affect the value of the notes. JPMSL has no obligation to consider your interests in calculating or revising the Basket Strategies.

- **LEVERAGE USED IN INCOME^{FX2} AND INCOME^{EM} WILL AMPLIFY THE MAGNITUDE OF CHANGES IN THE INCOME^{FX2} AND INCOME^{EM} CLOSING VALUES** — Income^{FX2} allows for leverage of up to 150% so as to achieve (or come closer to achieving) its target carry of 8% per annum and Income^{EM} allows for a maximum leverage of up to 300% to maintain a stable level of volatility. While the use of leverage by both Basket Strategies presents opportunities for increasing the return from the notional currency trading positions in the relevant currency pairs included in their respective synthetic portfolios, it increases the potential risk of loss as well. With respect to each Basket Strategy, any event that adversely affects the value of a notional currency trading position in any relevant currency pair will be magnified to the extent that the relevant Basket Strategy is leveraged. The combination of foreign exchange rate volatility and leverage further increases the risk of loss.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Foreign currency exchange rates vary over time, and may vary considerably and in unexpected ways during the term of the notes. Any return from the currency for any currency pair included in either Basket Strategy may be reduced or eliminated entirely due to movements in the exchange rate for that currency pair, which may result in a substantial loss. The value of each currency that underlies the Basket Strategies is at any moment a result of the supply and demand for the currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the underlying currencies' countries, and economic and political developments in other relevant countries.

  Of particular importance to potential currency exchange risk are:
  - existing and expected rates of inflation;
  - existing and expected interest rate levels;
  - the balance of payments in the underlying currencies' countries and between each country and its major trading partners; and
  - the extent of governmental surplus or deficit in the underlying currencies' countries.

  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the underlying currencies' countries and those of other countries important to international trade and finance.

  In addition, the value of the Basket Strategies is calculated and published in U.S. dollars. Accordingly, movements in the foreign exchange rate for each currency in a currency pair and U.S. dollars will also have an impact on the value of the Basket Strategies. Since foreign exchange rates are unpredictable, such movements could have a material adverse impact on the Basket Strategies.

- **INCOME^{EM} IS LINKED TO CURRENCIES FROM EMERGING MARKETS, WHICH MAY INCREASE THE LIKELIHOOD OF SIGNIFICANT ADVERSE FLUCTUATIONS IN THE EFFECTIVENESS OF INCOME^{EM}** — Income^{EM} derives its levels from the performance of currencies from emerging markets. In general, the currencies of emerging markets are more volatile than the currencies of nations that are more economically developed as compared with emerging markets nations. In addition to the increased risk of central bank intervention, adverse monetary policies or exchange rate policies, currencies of emerging economies are more likely to be affected by rapidly changing economic conditions including, but not limited to, as a result of geological, meteorological, agricultural conditions or events, changes in supply and demand for such currencies or political events, than the currencies of nations that are more economically developed as compared with emerging markets nations.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING THE CONSTITUENT CURRENCY POSITIONS** — The return on your notes will not reflect the return you would realize if you actually held currency positions replicating the relevant currency pairs included in the Basket Strategies. With respect to both Basket Strategies, the relevant synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights or interests in any currency positions. Furthermore, each synthetic portfolio is subject to monthly rebalancing and an index adjustment factor of 1% per year that will reduce its value relative to the value of the constituent currency positions.

- **INTEREST RATES USED IN THE INCOME^{FX2} AND INCOME^{EM} MAY BE VOLATILE** — Both Income^{FX2} and Income^{EM} take positions in specified currencies based on the carry for certain currency pairs. "Carry" is the amount of money earned from borrowing in a currency with a low interest rate and investing in a currency with a high interest rate. Therefore, the interest rates for various currencies are used in the calculation of the value of Income^{FX2} and Income^{EM} and in the determination of the currency pairs to be included in the notional currency portfolio for any given month. Interest rates, however, are subject to volatility due to a variety of factors, including:
  - sentiment regarding underlying strength in the economies of the countries whose currencies constitute the constituents of the Basket Strategies;
  - expectation regarding the level of price inflation;
  - sentiment regarding credit quality in countries whose currencies constitute the constituents of the Basket Strategies and in global credit markets;
  - the policies of worldwide central banks regarding interest rates; and
  - performance of capital markets.

  Fluctuations in interest rates could affect the value of the Basket Strategies and thus the value of your notes.

  There can be no assurance that Income^{FX2} will earn the target carry of 8% per year or that the annualized volatility of Income^{EM} will achieve the target volatility of 10% per annum. There can be no assurance that either Income^{FX2} or Income^{EM} will outperform an alternative strategy.

- **THE REPORTED VALUE OF THE BASKET STRATEGIES WILL INCLUDE THE DEDUCTION FOR AN INDEX ADJUSTMENT FACTOR** — One way in which the Basket Strategies differ from a typical index is that their daily reported level includes a deduction from their respective calculated values of a hypothetical adjustment assessed at an annual rate of 1.0% per annum. This hypothetical fee is deducted each business day (or, in the case of Income^{EM}, each Strategy Business Day, as described in the accompanying product supplement) and calculated based on an actual/360 accrual basis. As a result of the deduction of this amount, the value of each Basket Strategy will trail the value of their respective hypothetical, identically constituted synthetic portfolios from which no such amount is deducted.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the notes linked to the Basket Strategies, including acting as Strategy Calculation Agent — the entity that calculates the value of the Basket Strategies — for each of the Basket Strategies and acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the Strategy Calculation Agent for each of the Basket Strategies, the calculation agent and other affiliates of ours would be potentially adverse to your interests as an investor in such notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Basket Strategies and their underlying currencies;
  - the time to maturity of the notes;
  - interest and yield rates in the market generally as well as in the countries of the currencies composing the Basket Strategies;
  - the exchange rate and the volatility of the exchange rate among each of the underlying currencies;
  - a variety of economic, financial, political, regulatory or judicial events that affect the currencies included in the Basket Strategies or the market for currencies generally and which may affect the closing value of the Basket Strategies on the Observation Date; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Upside Leverage Factor of 2.30. **The Upside Leverage Factor will be determined on the pricing date and will not be less than 2.30 or greater than 2.60.** The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
200.00	100.00%	230.00%
190.00	90.00%	207.00%
180.00	80.00%	184.00%
170.00	70.00%	161.00%
160.00	60.00%	138.00%
150.00	50.00%	115.00%
140.00	40.00%	92.00%
130.00	30.00%	69.00%
120.00	20.00%	46.00%
110.00	10.00%	23.00%
105.00	5.00%	11.50%
100.00	**0.00%**	**0.00%**
95.00	-5.00%	-5.00%
90.00	-10.00%	-10.00%
80.00	-20.00%	-20.00%
70.00	-30.00%	-30.00%
60.00	-40.00%	-40.00%
50.00	-50.00%	-50.00%
40.00	-60.00%	-60.00%
30.00	-70.00%	-70.00%
20.00	-80.00%	-80.00%
10.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105.

Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, the investor receives a payment at maturity of $1,115 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 2.30)] = \$1,115$$

Example 2: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.

Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100, the investor receives a payment at maturity of $1,460 per $1,000 principal amount note, the maximum payment on the notes, calculated as follows:

$$\$1,000 + [\$1,000 \times (20\% \times 2.30)] = \$1,460$$

Example 3: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 80.

Because the Ending Basket Level of 80 is less than the Starting Basket Level of 100, the Basket Return is negative and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -20\%) = \$800$$

Historical Information

The following graphs set forth the performances of Income^{FX2} based on the hypothetical back-tested weekly Income^{FX2} closing values from January 3, 2003 through May 11, 2007 and the historical performance of Income^{FX2} based on the weekly Income^{FX2} closing values from May 18, 2007 through May 29, 2008, Income^{EM} based on the hypothetical back-tested weekly Income^{EM} closing values from January 3, 2003 through September 7, 2007 and the historical performance of Income^{EM} based on the weekly Income^{EM} closing values from September 14, 2007 through May 30, 2008 as well as the Basket as whole from based on such data. Income^{FX2} was first published on May 15, 2007 and Income^{EM} was first published on September 14, 2007. The graph of the historical Basket performance assumes the Basket Level on January 3, 2003 was 100 and the Strategy Weightings specified on the cover of this term sheet on that date. The closing level of Income^{FX2} on May 29, 2008 was 100.117. The closing level of Income^{EM} on May 29, 2008 was 107.446.

We obtained the various closing levels of the Basket Strategies below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Basket Strategy and of the Basket as a whole should not be taken as an indication of future performance, and no assurance can be given as to the closing level of either Basket Strategy on the on the Observation Date. We cannot give you assurance that the performance of the Basket Strategies will result in the return of any of your initial investment.







Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the charts above.